Commerce Court West, 199 Bay Street

P.O. Box 247, Suite 4405

Toronto, Ontario

Canada M5L 1E8

+1.416.360.8484

CONFIDENTIAL

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

July 22, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Office of Healthcare & Insurance Division of Corporation Finance	FOIA Confidential Treatment Request Pursuant to 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549 Attn: Keira Nakada and Mary Mast

Re:	Sundial Growers Inc.

Registration Statement on Form F-1

Letter dated July 19, 2019

File No. 333-232573

Ladies and Gentlemen:

On behalf of our client, Sundial Growers Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated July 19, 2019. The Company originally submitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on July 5, 2019.

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

All dollar amounts contained in this letter represent Canadian dollars, consistent with the Registration Statement, unless otherwise noted.

Registration Statement on Form F-1

Recent Developments

Acquisition of Brands and Cultivars, page 10

1.

Please tell us your consider of whether or not the agreement to acquire the Acquired Brands and Cultivars would be considered an acquisition of a business pursuant to Article 11 of Regulation S-X that would require financial statements pursuant to Rule 3-05 of Regulation S-X and pro forma information pursuant to Article 11.

The Company respectfully submits that its acquisition of the Acquired Brands and Cultivars (the “Acquisition”) is not an acquisition of a business pursuant to Article 11 of Regulation S-X that requires an analysis of significance to determine if the requirement for financial statements pursuant to Rule 3-05 of Regulation S-X and pro forma information pursuant to Article 11 applies. The Company outlines its analysis below in support of this view.

SNDL-001

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-002

The Company entered into a certain Service and Sale Agreement (the “Sun 8 Agreement”) between it and Sun 8 Holdings Inc. (“Sun 8”), made as of May 1, 2019, pursuant to which the Company acquired the “Intellectual Property”, being the “brands, designs, domain names, social media accounts, and trade-marks, and other indicia of source owned by Sun 8” and related registrations and rights specified in the Sun 8 Agreement. No other assets were acquired pursuant to the Sun 8 Agreement or any other agreement executed in connection therewith.

The Company considered Rule 11-01(d) of Regulation S-X and all relevant facts and circumstances to determine if the Acquisition was an acquisition of a business. In this regard, the Company notes that it did not acquire a separate entity, subsidiary, or division.

With respect to its assessment of the factors set out in Rule 11-01(d)(1), the Company understands that Sun 8 had no revenue-producing activity related to the Intellectual Property prior to Acquisition. Sun 8 did not possess a license from Health Canada pursuant to the Cannabis Act that would have allowed it to monetize the Intellectual Property to generate income. The Company, on the other hand, expects to commence revenue-producing activity related to the Intellectual Property in the future as outlined in its disclosure contained in the Registration Statement.

The Company also assessed whether any of the attributes listed in Rule 11-01(d)(2) were applicable to the Acquisition and noted:

a.	No physical facilities were acquired;

b.	No employees were assumed;

c.	No market distribution system was transferred;

d.	No sales force was assumed;

e.	No customer base was transferred;

f.	No operating rights were acquired; and

g.	No production techniques were transferred.

With the exception of trade names, which, as noted above, were non-revenue generating, none of the attributes listed in Rule 11-01(d)(2) of Regulation S-X are applicable to the Acquisition of the Intellectual Property. While the Sun 8 Agreement also provided for services to be rendered to the Company by Sun 8 related to identifying cultivation staff and optimizing growing and production methods, the Company did not acquire such items directly or in connection with the Intellectual Property. Such services had been performed prior to the Acquisition, as acknowledged in section 2.02 of the Sun 8 Agreement.

Finally, the Company has given due consideration to the accounting treatment applicable to the Acquisition and intends to record the Acquisition as the acquisition of an asset and not the acquisition of a business for accounting purposes in accordance with IFRS 3.

SNDL-002

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-003

In consideration of the above, the Company respectfully submits that it is appropriate to record the Acquisition as the acquisition of an asset rather than the acquisition of a business pursuant to Article 11 of Regulation S-X. The Company also notes that even if the Acquisition were treated as an acquisition of a business, the Company has concluded that the Acquisition would not trigger any of the significance tests required for financial statements pursuant Rule 3-05 or pro forma financial information pursuant to Article 11.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 103

2.

We note on page A-003 that you interpolate the fair value of common stock based on a straight-line basis for February, March, April, and May 2019. We do not believe interpolation on a straight-line basis is an appropriate basis for determining the fair value of your common stock. Please revise to use an acceptable methodology such as the market or income approach. In addition, please tell us the nature, financial impact, and the specific timing of the events that materially impact the common stock fair value between each valuation date. Also please tell us what “accretive transactions” have occurred in the weeks since June 30, 2019 as referenced on page A-005 of your response and why those transactions would result in a 15% discount to the IPO price.

The Company respectfully submits that its estimation of fair value of its common shares was reflective of a market approach as it relied on meaningful third-party “market” financing transactions at the beginning and end of the relevant period to determine fair value. The Company estimated the fair value of its common shares to be $6.25 per share at January 31, 2019 (as discussed in the response to question 3 below) and estimated the fair value of its common shares to be $17.64 per share based on the implied equity value of its 8% unsecured convertible promissory notes (the “8% Convertible Notes”), the first tranche of which closed on May 10, 2019.

During this period, there were a number of positive and negative events (which are described below) to consider in connection with any fair value determination, however, no one event or cluster of events provided any specific basis for a fair value determination. As a result, the Company respectfully submits that a straight-line interpolation was appropriate form February 2019 to May 2019 given there was a linear progression in the business during that period resulting in incremental appreciation in the enterprise value of the Company, and any other methodology of establishing the fair value during that period would be arbitrary and unsupportable.

The following is a summary of development of the business during this period:

February 2019

The following events had a positive impact on the Company’s liquidity profile, balance sheet and the fair value of the Company’s shares that justified an increase above the $6.25 per share used in January 2019, including:

•

The Company entered into a $30 million bridge credit facility with Bank of Montreal. This short-term bridge facility (three months) was used to meet working capital obligations and to pay a deposit in connection with the acquisition of Bridge Farm, as discussed below. The high cost and short duration of the bridge loan, however, reflected the continuing risk profile of the Company.

SNDL-003

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-004

•

The Company signed the Bridge Farm Share Purchase and Sale Agreement and paid a non-refundable deposit of £5 million. The potential acquisition of Bridge Farm represented an opportunity for the Company to expand globally and diversify its business, but the acquisition was subject to several significant closing conditions, including financing.

•	The Company generated a very modest amount of revenue for the first time in January and February, but significant working capital and liquidity challenges remained.

Despite the progress made in February, the Company still had limited revenue, material funding shortfalls and a delay in construction at its flagship facility in Olds, Alberta (the “Olds Facility”), which was behind schedule with only two of the planned six pods complete and licensing in place for only nine cultivation rooms in the Olds Facility “H Block” and ten of the twenty completed cultivation rooms in Pod 1.

March 2019

The following key events in March 2019 reflect additional positive signs of business growth with expanding capacity and increasing revenue as well as persistent funding and liquidity concerns:

•	The Company entered into the Pathway Rx License Agreement and acquired a 50% interest in Pathway Rx further diversifying the Company’s business and expanding the Company’s intellectual property.

•

In an effort to raise additional cash, the Company approached existing warrant holders and offered them a 3% incentive to exercise their warrants early. Only approximately 50% of warrant holders selected to exercise early despite the 3% incentive

•	At March 31, 2019, the Company reported a working capital deficiency of $66 million, including $70 million of current debt that matured within three months.

•	The Company’s unaudited financial statements at and for the three months ended March 31, 2019 included a going concern note.

April 2019

The events in April 2019 reflect continued net positive impact on the fair value of the Company’s common stock, including the following:

•	The Company improved liquidity through the receipt of cash from the exercise of 1.3 million warrants at $6.25 per share.

•	The Company continued to successfully build out the Olds Facility and began to experience gradual increases in production and revenue.

SNDL-004

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-005

•

The Company launched the private placement of 8% Convertible Notes and received initial feedback from certain institutional investors and placement agents regarding their view of the Company’s enterprise value.

•	In addition, the Company received input from the investment banks assisting in the preparation of the Company’s draft registration statement.

May 2019

•	The Company closed the first tranche of the private placement of 8% Convertible Notes on May 10, 2019, which resulted in an implied equity value of $17.64 per share.

In summary, the Company respectfully submits that a straight-line interpolation was appropriate from February 2019 to May 2019 given the inherent uncertainty in valuing a privately-held high growth business, and the number and complexity of transactions occurring in the business that had both positive and negative impacts on the Company. Additionally, during this period there were no independent, third-party transactions involving the Company’s equity that would have provided a basis to set an equity value for the Company’s common shares.

The Company, together with its auditors, carefully analyzed the nature of its growth during this period and reasonably took the view that it was a time of gradual progress, with challenges that moderated the pace of growth. The Company ultimately determined that there was generally a linear progression in the value of the business during that period. In such a case, it is reasonable and acceptable for the Company to use a straight-line appreciation between two third-party, arm’s-length financings to estimate fair value. In connection with this conclusion, the Company also consulted with investment bankers, institutional investors and other consultants with knowledge of the Company, the industry and valuations of similarly situated companies to test the reasonableness of its assumptions prior to making these determinations.

The Company respectfully submits that the approach it has taken is the most appropriate alternative, and any other methodology of establishing the fair value during this short period of time would be arbitrary and unsupportable.

---

In response to the Staff’s question regarding the “accretive transactions” that have occurred since June 30, 2019, as referenced in the Company’s letter to the Staff dated July 15, 2019, the Company advises that there were several key developments justifying the discount to the expected IPO price as of June 30, 2019, including the following:

•	On July 2, 2019, the Company closed the acquisition of Bridge Farm, which is a significant transaction for the Company to help it achieve its business objectives.

•

The Company signed a non-binding commitment letter with ATB Financial to refinance its existing credit facilities with a new $90.0 million secured credit facility, including a $5.0 revolving credit facility that will provide critical access to capital for future capital expenditures.

SNDL-005

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-006

•

As of July 15, 2019, the date of the Company’s letter to Staff, the Company was nearing finalization of an agreement with its Executive Chairman to terminate the royalty obligations under the Investment and Royalty Agreement. (Subsequently, on July 21, 2019, the Company and its Executive Chairman reached agreement on final terms of the termination, subject to the successful completion of its initial public offering.)

All the information referred to above will be described in a pre-effective amendment to the Registration Statement.

In addition, the midpoint of the IPO range reflects a completed IPO, but as of June 30, 2019 there was still considerable uncertainty as to the timing of the IPO and whether the IPO would be consummated at all. As a result of the foregoing, the Company respectfully submits that the 15% discount to the expected IPO price is justified to accurately reflect the fair value of its common shares as the Company existed on June 30, 2019.

3.

We note on page A-004 that you estimate your August 2018 through January 2019 common stock fair value at the exercise price of the warrants. We do not believe the exercise price is an indication of the value of your stock. Please revise your analysis to support your estimate of the fair value of the common stock for the period. In addition please confirm that no material event that may impact your common stock fair value occurred during August 2018 through January 2019.

The Company respectfully submits that $6.25 per share is an appropriate estimate of the fair value of its common shares from August 2018 to January 2019.

Prior to August 2018, the Company had estimated fair value of its common shares based on third-party arm’s-length series of private placements at $4.75 per share conducted from May 2018 through June 2018. The Company decided in August 2018 to evaluate the fair value of its common shares based on the cumulative effect of a number of modest events that occurred prior to August 20, 2018, as described below. After considering a number of factors, including discussions with consultants and investment banks familiar with Canadian cannabis companies and the Company specifically, the Company determined that the fair value of the common shares had increased to an estimated $6.25 per share.

SNDL-006

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-007

The Company considered the following events, among others, in determining fair value in August 2018:

•	The Cannabis Act (Bill C-45) was passed by the senate on June 7, 2018 and received Royal Assent on June, 21 2018 with an effective legalization date of October 17, 2018.

•	In July 2018, the Company began to construct Pod 1 at the Olds Facility, the first of six pods to be built.

•

In July 2018, the Company launched a solicitation process to induce holders of warrants with exercise prices of $6.25 expiring in May 2019 to exercise early as the Company required incremental liquidity to continue to fund account payables and satisfy the equity conditions for advances under the Development Loan (defined below) for further construction at the Olds Facility. After the solicitation process concluded, only 12% of the solicited warrant holders, which were primarily arm’s-length third-parties, agreed to exercise their warrants early at a strike price of $6.25 per share.

•

In August 2018, the Company closed a $56 million development loan facility (the “Development Loan”), which was available to the Company in stages over time but conditional on raising additional equity capital.

In estimating the fair value, the Company started with the $6.25 exercise price of the warrants and evaluated the factors that could increase or decrease such estimated fair value. While the exercise price of the warrant arguably sets a floor on the value of the underlying shares, there were several countervailing factors that the Company considered, including (a) only 12% of the solicited warrant holders decided to exercise early at the $6.25 exercise price despite being offered an incentive of an additional half warrant per warrant exercised; and (b) during the solicitation process, the Company had the benefit of direct feedback from knowledgeable, sophisticated investors who expressed a view that the Company had not yet done enough or de-risked enough to support a $6.25 equity clearing price. Furthermore, investors expressed concern that the Company was potentially falling further behind competing licensed cannabis producers, which were significantly larger, better capitalized and farther along the development cycle at that time. In addition to the feedback of the warrant holders, the Company also received input from consultants in making its determination.

As a result of the foregoing and given the developments of the business over the prior several months, taken as a whole, the Company believed that $6.25 per share was an appropriate estimate of fair value of the shares in August 2018. In making its determination, the Company believed that given the positive impact of the Development Loan and start of construction of the Olds facility and the removal of regulatory risk associated with the formal approval of cannabis legislation, $6.25 per share represented an appropriate premium to the previous $4.75 per share valuation.

Additionally, the Company respectfully submits that $6.25 per share was an appropriate estimate of the fair value of its common shares through January 2019. During the period from August 2018 to January 2019, although the Company experienced modest progress in the development of its business and undertook a successful capital raise, it also suffered certain setbacks and liquidity issues that negatively affected its value.

During this period, the Company and its investors had concerns regarding: (i) the Company’s balance sheet, (ii) its working capital requirements, (iii) its liquidity constraints, (iv) concerns the number of private and public licensed cannabis producers in the sector and potential excess supply, (v) the Company’s position in relation to its competitors given the modest work completed during this period at the Olds Facility and its underfunded growth plan, and (vi) licensing delays by Health Canada across the sector as a whole.

SNDL-007

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-008

To address the Company’s ongoing capital requirements, including the build-out of the Olds Facility, in October 2018, the Company launched a private placement of 12% convertible notes (the “12% Convertible Notes”) to investors in Canada and the United States. Based on feedback received during the previous warrant solicitation process in July 2018, the Company set the strike price on the 12% Convertible Notes at $6.25 per note. As a further incentive to encourage participation, the Company included a half warrant at a $7.00 per share exercise price to be received upon conversion of the notes. In the U.S. dollar-denominated offering, the Company set the strike price at US$5.00 and included a half warrant at a US$6.00 per share exercise price to be received upon conversion of the notes. Although the offering fell short of its target size, the Company did close two tranches in October 2018 and November 2018 for gross proceeds of approximately $29 million.

Typically, the exercise price in the context of a convertible note represents a premium to the underlying equity value; however, the Company received direct feedback from investors that they would accept an equity value of $6.25 per common share only if they received downside protection in the form of a convertible debt instrument while the Company addressed some of its short-term challenges. As a result, the Company believes that the $6.25 per share continued to be the appropriate estimate of the fair value in October and November of 2018.

Other than the 12% Convertible Notes offering, there were no other third-party transactions involving the Company’s equity during the period from August 2018 through January 2019 that could be used to determine the underlying value of the common shares. The Company did not consider the official legalization of cannabis in Canada on October 17, 2018 as a material event for purposes of valuation given the impact of this development had already been reflected in the Company’s valuation since the Prime Minister’s formal announcement in June 2018. Furthermore, a number of events did occur that suggest the Company’s valuation of $6.25 per share was conservative, including:

•

The Company raised $7 million of secured financing in October 2018 from Farm Credit Canada at a relatively high 8.7% cost of capital to address its continued significant working capital shortfall and liquidity needs.

•

The Company completed a private placement of common shares to employees (non-directors and officers) in December 2018 at a price of $6.25 per share in an effort to continue to improve its balance sheet.

•	Significant Health Canada licensing delays were experienced across the sector as a whole.

•	In December 2018, the Company experienced a fire at its Olds Facility which resulted in the loss of cannabis plants and a setback in its development.

SNDL-008

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-009

•

In December 2018, the Company entered into an amended and restated commitment letter to modify the terms of its Development Loan to allow quicker access to the available facility and address continuing liquidity challenges.

•	The Company did not realize any revenue in the fourth quarter of 2018.

At December 31, 2018, the Company had a working capital deficit of $48 million (including $48 million of current debt). Additionally, the Company’s audited financial statements for the year ended December 31, 2018 included a note highlighting material uncertainty that cast substantial doubt regarding the Company’s ability to continue as a going concern.

Based on the foregoing, while there were some positive developments in the Company’s business during August 2018 through January 2019, the Company determined that it was appropriate not to change its estimation of fair value of its common shares due to the countervailing factors noted above.

4.

You state on page A-004 that you applied a 33% discount. Describe the terms of the Notes that resulted in a discount and why you believe an additional discount is appropriate for lack of liquidity when your original valuation of the company already implicitly considers your lack of liquidity.

The Company respectfully submits that 33% was an acceptable discount to calculate an estimated fair value of its common shares based on the value derived from the terms of the 8% Convertible Notes, issued in May 2019. The terms of the 8% Convertible Notes provide that upon the completion of an IPO (as defined in the indenture relating to the 8% Convertible Notes), each holder of the 8% Convertible Notes will have a one-time right to elect to convert all of its 8% Convertible Notes, plus accrued interest thereon, into a number of shares of the Company at a specified discount to the price of such shares offered to the public in connection with the IPO, calculated in accordance with the terms of the indenture. As a result, the conversion feature of the 8% Convertible Notes effectively set a value on the freely tradeable common shares that holders of the 8% Convertible Notes would receive upon the Company’s initial public offering. This implied ‘freely tradeable’ common share value does not equate to the value of the Company’s common share as of the date of the issuance and sale of the 8% Convertible Notes as it does not appropriately account for the restricted stock transfer limitations then-applicable to the Company’s common shares.

Based on published literature regarding “pre-IPO” studies and restricted stock studies, and discussions of the same with valuation advisors, the Company believes that a discount for lack of marketability (a “DLOM”) is required to determine the estimated fair value of its common shares implied by the 8% Convertible Notes.

Selling restricted stock is generally more costly, uncertain and time-consuming than selling freely resalable shares. As a result, the application of a DLOM is applied to account for the relative marketability differences, including: (a) the time required to sell restricted securities and (b) the price at which restricted securities can be sold.

SNDL-009

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-010

In general, the above marketability differences between restricted and freely tradeable securities may be impacted by the following additional factors:

i.	There is significant uncertainty in the value of restricted shares, which creates potentially high opportunity cost for investors;

ii.	The difficulty for an arm’s-length, third-party investor to appraise the value of a private company, resulting in additional risk to such investors;

iii.	The lack of comparative securities given the absence of a liquid trading market for restricted securities;

iv.	The duration of the trading restrictions; and

v.	The amount of restricted shares that are being sold, as it is more difficult to quickly sell a large position in a company.

As a result of the forgoing, the Company believes applying a DLOM to the value implied by the 8% Convertible Notes is appropriate and necessary.

In assessing the appropriate magnitude of a DLOM it applied (33%) the Company considered, among others, the following market studies:

A.	Studies regarding restricted stock indicate average or median DLOMs of 10.9% to 45%. Studies extending into the 2010s have observed average or median DLOMs as high as 32.8%.

B.

Studies of pre-IPO companies for the period between 1997 and 2000 indicate the average and median DLOMs for transactions with a hold period of 60 to 90 days were 42% and 43%, respectively, increasing to between 49% to 50% for a hold period of 91 to 120 days.[1]

C.

Studies of pre-IPO companies by Valuation Advisors for the period between 1995 and 2012 indicate the average and median DLOMs for hold periods of less than 3 months and of hold periods of 4 to 6 months were 21.5% and 33.1%, respectively.[2]

D.	Studies of pre-IPO companies by Willamette Management from 2000 indicate median DLOMs of 31.9%.[3]

[1]

“The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, May 1997 through December 2000, Business Valuation Review (September 2001): 15–19; and “Underlying Data in Excel Spreadsheet for 1980-2000 Pre-IPO Discount Studies, as Adjusted October 10, 2002”.

[2]	Brian K. Pearson. “Valuation Advisors’ Lack of Marketability Discount Study™,” Business Valuation Resources Teleconference, August 23, 2007 (1995–2006); Valuation Advisors database (2007–2012).
[3]	Pamela Garland and Ashley Reilly, “Update on the Willamette Management Associates Pre-IPO Discount for Lack of Marketability Study for the Period 1998 Through 2002,” Insights (Spring 2004)

SNDL-010

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-011

After review of the existing literature and consultation with its external valuation advisors, the Company determined a DLOM of 33% was appropriate. In arriving at this determination, the Company considered certain additional facts and circumstances, including: (1) that purchasers of the 8% Convertible Notes expected a holding period of at least two to six months, (2) the significant time required to place restricted common shares in the Company given the large number of private companies in the cannabis industry, and (3) the relatively high uncertainty associated with future valuation given the diversity of observed multiples for publically traded Canadian licensed cannabis producers.

In consideration of the above, the Company respectfully submits that the DLOM of 33% applied in determining its estimated value per common share is appropriate.

5.

Please provide us supplementally a table of all equity issuances for the most recent twelve months through the date of the initial public offering including stock, options, warrants, and convertible instruments. For each issuance, please provide the date of the issuance, number of options, warrants, or shares issued, the exercise price or per share amount paid, and your fair value determination.

In response to the Staff’s comment, the Company has attached to this letter as Annex A a table containing of all equity issuances for the requested period.

6.

You state on page 96 of the Form F-1 that the holders of the 8% convertible notes issued in May 2019 have a one-time right to convert the Notes into shares at a specified discount to the price of the shares offered to the public in connection with the IPO. Please disclose the amount of any beneficial conversion feature that you expect to record at the closing of the IPO or tell us why the amount is not material.

The Company respectively submits that IFRS does not have guidance specific to “beneficial conversion features” (unlike US GAAP). The Company has not yet prepared its interim financial statements for the three and six months ended June 30, 2019, but the Company expects to account for the 8% Convertible Notes in accordance with the guidance in IFRS 9 and IFRS 32, which provide that the conversion feature of a convertible note must be separated into liability and equity components if the conversion feature meets the equity classification conditions in IAS 32. As the conversion feature of the 8% Convertible Notes has variability in both the amount of shares to be received and the conversion pricing, it does not meet the definition of equity, thus the overall instrument is considered a hybrid instrument with the conversion feature being classified as an embedded derivative. As the Company is not electing to measure the notes at fair value, the conversion feature will be separated and recognized as a derivative liability at fair value in connection with the notes issuance. Any change in fair value of the derivative liability will be recognized as profit or loss until such time that the conversion option becomes “fixed” under the terms of the notes. Once fixed, the conversion feature will be reclassified to equity at its then-determined fair value. The Company is in the process of engaging a third party valuation specialist to assist management in determining the fair value of the embedded derivative as of the issuance date as part of the preparation of its interim financial statements for the three and six months ended June 30, 2019.

* * *

SNDL-011

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – SNDL-012

We hope the Staff finds that the foregoing answers are responsive to its comments and look forward to resolving any outstanding issues as quickly as possible. If you should have any questions or further comments with respect to the Registration Statement, or if you wish to discuss the above, please do not hesitate to contact me at (212) 848-7974.

Very truly yours,

/s/ Jason Lehner Jason Lehner

cc:	Sonia Bednarowski, United States Securities and Exchange Commission

Dietrich King, United States Securities and Exchange Commission

James Keough, Chief Financial Officer, Sundial Growers Inc.

Cameron Sebastian, Vice President Finance, Sundial Growers Inc.

Merritt Johnson, Shearman & Sterling LLP

SNDL-012

ANNEX A SUNDIAL GROWERS INC. SECURITIES ISSUED JULY 1, 2018 to JULY 15, 2019	Confidential Treatment Request by Sundial Growers Inc. Pursuant to 17 C.F.R. § 200.83 Sundial Growers Inc. - SNDL-013

Grant Date (By Month)	Security	Description	Strike Price or Conversion Terms (if applicable)		Number of Common Shares Underlying Security Granted	Estimated Fair Value of each Common Share on Date of Grant*	Per Share Estimated Fair Value of Security
July 2018	Common shares	Private Placement Offering			105,263	4.75	4.75
July 2018	Common shares	Exercise of Outstanding Warrants			10,000	4.75	4.75
July 2018	Warrants	Grants to Officers, Directors and/or Employees	2.75		100,000	4.75	1.16
July 2018	Warrants	Grants to Officers, Directors and/or Employees	4.75		85,000	4.75	3.07
August 2018	Common shares	Exercise of Outstanding Warrants			1,652,069	4.75	4.75
August 2018	Common shares	Exercise of Outstanding Warrants			73,000	4.75	4.75
August 2018	Common shares	Private Placement Offering			748,113	4.75	4.75
August 2018	Common shares	Settlement of Debt for Services Received			2,877,458	4.75	4.75
August 2018	Warrants	Grants to Officers, Directors and/or Employees	2.50		450,000	4.75	4.30
August 2018	Warrants	Grants to Officers, Directors and/or Employees	4.75		127,500	4.75	3.35
August 2018	Warrants	Grants to Officers, Directors and/or Employees	4.75		137,500	4.75	5.07
September 2018	Common shares	Settlement of Debt for Services Received			590,690	6.25	6.25
September 2018	Warrants	Grants to Officers, Directors and/or Employees	1.50		105,000	6.25	5.14
September 2018	Warrants	Grants to Officers, Directors and/or Employees	2.00		20,000	6.25	0.96
September 2018	Warrants	Grants to Officers, Directors and/or Employees	2.50		20,000	6.25	0.56
September 2018	Warrants	Grants to Officers, Directors and/or Employees	4.75		212,500	6.25	2.78
October 2018	Common shares	Exercise of Outstanding Warrants			62,000	6.25	6.25
October 2018	Common shares	Settlement of Debt for Services Received			8,500	6.25	6.25
October 2018	Warrants	Grants to Officers, Directors and/or Employees	4.75		150,000	6.25	4.93
October 2018	Warrants	Grants to Officers, Directors and/or Employees	6.25		150,000	6.25	4.68
October 2018	Warrants	Grants to Officers, Directors and/or Employees	7.25		5,000	6.25	5.04
October 2018	Warrants	Grants to Officers, Directors and/or Employees	10.00		30,000	6.25	1.04
October 2018	Warrants	Grants to Officers, Directors and/or Employees	15.00		5,000	6.25	5.10
October 2018	Warrants	Grants to Officers, Directors and/or Employees	20.00		5,000	6.25	5.17
October 2018	Warrants	Grants to Officers, Directors and/or Employees	25.00		5,000	6.25	5.26
October 2018	Convertible notes	Private Placement Offering	6.25		2,053,022	6.25	0.11	(1)
October 2018	Convertible notes	Private Placement Offering	6.52	(2)	40,525	6.25	0.11	(1)
November 2018	Common shares	Settlement of Debt for Services Received			75,000	6.25	6.25
November 2018	Warrants	Grants to Officers, Directors and/or Employees	1.00		20,000	6.25	9.27
November 2018	Warrants	Grants to Officers, Directors and/or Employees	1.50		25,000	6.25	5.15
November 2018	Warrants	Grants to Officers, Directors and/or Employees	4.75		37,500	6.25	5.42
November 2018	Warrants	Grants to Officers, Directors and/or Employees	7.25		18,500	6.25	5.13
November 2018	Warrants	Grants to Officers, Directors and/or Employees	10.00		131,000	6.25	1.92
November 2018	Warrants	Grants to Officers, Directors and/or Employees	15.00		18,500	6.25	5.18
November 2018	Warrants	Grants to Officers, Directors and/or Employees	20.00		18,500	6.25	5.24
November 2018	Warrants	Grants to Officers, Directors and/or Employees	25.00		11,000	6.25	5.25
November 2018	Convertible notes	Private Placement Offering	6.25		1,442,002	6.25	0.11	(1)
November 2018	Convertible notes	Private Placement Offering	6.52	(2)	1,004,441	6.25	0.11	(1)
December 2018	Common shares	Exercise of Outstanding Warrants			349,063	6.25	6.25
December 2018	Common shares	Settlement of Debt for Services Received			7,777	6.25	6.25
December 2018	Warrants	Grants to Officers, Directors and/or Employees	4.75		15,000	6.25	5.44
December 2018	Warrants	Grants to Officers, Directors and/or Employees	7.25		11,000	6.25	5.05
December 2018	Warrants	Grants to Officers, Directors and/or Employees	10.00		36,000	6.25	1.72
December 2018	Warrants	Grants to Officers, Directors and/or Employees	15.00		11,000	6.25	5.11
December 2018	Warrants	Grants to Officers, Directors and/or Employees	20.00		11,000	6.25	5.17
December 2018	Warrants	Grants to Officers, Directors and/or Employees	25.00		11,000	6.25	5.26
January 2019	Common shares	Private Placement Offering			72,200	6.25	6.25
January 2019	Common shares	Grants to Officers, Directors and/or Employees			6,300	6.25	6.25
January 2019	Warrants	Grants to Officers, Directors and/or Employees	10.00		700,000	6.25	12.34
January 2019	Warrants	Grants to Officers, Directors and/or Employees	15.00		16,333	6.25	0.74
January 2019	Warrants	Grants to Officers, Directors and/or Employees	20.00		13,000	6.25	2.59
January 2019	Warrants	Grants to Officers, Directors and/or Employees	25.00		16,333	6.25	0.66
January 2019	Warrants	Grants to Officers, Directors and/or Employees	30.00		8,000	6.25	1.23
January 2019	Warrants	Grants to Officers, Directors and/or Employees	35.00		16,334	6.25	0.66
February 2019	Common shares	Grants to Officers, Directors and/or Employees			3,800	11.35	11.35
February 2019	Warrants	Grants to Officers, Directors and/or Employees	20.00		15,000	11.35	9.45
March 2019	Common shares	Transaction Consideration			185,500	14.02	14.02
March 2019	Common shares	Exercise of Outstanding Warrants			1,327,958	14.02	14.02
March 2019	Common shares	Grants to Officers, Directors and/or Employees			3,200	14.02	14.02
March 2019	Common shares	Exercise of Outstanding Warrants			1,000,000	14.02	14.02
March 2019	Warrants	Transaction Consideration	2.90		175,000	14.02	14.02
March 2019	Warrants	Grants to Officers, Directors and/or Employees	15.00		8,000	14.02	6.24
March 2019	Warrants	Grants to Officers, Directors and/or Employees	20.00		4,000	14.02	11.57
March 2019	Warrants	Grants to Officers, Directors and/or Employees	25.00		8,000	14.02	6.17
March 2019	Warrants	Grants to Officers, Directors and/or Employees	30.00		4,000	14.02	12.00
March 2019	Warrants	Grants to Officers, Directors and/or Employees	35.00		8,000	14.02	6.29
March 2019	Warrants	Grants to Officers, Directors and/or Employees	45.00		4,000	14.02	0.16
March 2019	Warrants	Grants to Officers, Directors and/or Employees	55.00		4,000	14.02	0.12

SNDL-013

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. - SNDL-014

Grant Date (By Month)	Security	Description	Strike Price or Conversion Terms (if applicable)		Number of Common Shares Underlying Security Granted	Estimated Fair Value of each Common Share on Date of Grant*	Per Share Estimated Fair Value of Security
April 2019	Common shares	Grants to Officers, Directors and/or Employees			100	16.61	16.61
April 2019	Common shares	Exercise of Outstanding Warrants			1,304,068	16.61	16.61
April 2019	Warrants	Grants to Officers, Directors and/or Employees	1.00		632,000	16.61	16.17
April 2019	Warrants	Grants to Officers, Directors and/or Employees	10.00		550,000	16.61	14.97
April 2019	Warrants	Grants to Officers, Directors and/or Employees	15.00		52,000	16.61	8.98
April 2019	Warrants	Grants to Officers, Directors and/or Employees	20.00		55,000	16.61	9.05
April 2019	Warrants	Grants to Officers, Directors and/or Employees	25.00		52,000	16.61	8.82
April 2019	Warrants	Grants to Officers, Directors and/or Employees	30.00		52,000	16.61	8.93
April 2019	Warrants	Grants to Officers, Directors and/or Employees	35.00		52,000	16.61	9.05
April 2019	Warrants	Grants to Officers, Directors and/or Employees	40.00		10,000	16.61	0.24
April 2019	Warrants	Grants to Officers, Directors and/or Employees	45.00		10,000	16.61	0.20
May 1-10, 2019	Common shares	Transaction Consideration			300,000	17.65	17.65
May 1-10, 2019	Common shares	Exercise of Outstanding Warrants			10,000	17.65	17.65
May 1-10, 2019	Common shares	Grants to Officers, Directors and/or Employees			4,200	17.65	17.65
May 1-10, 2019	Warrants	Transaction Consideration	1.50		1,125,000	17.65	17.65
May 1-10, 2019	Convertible notes	Private Placement Offering	[***]	(3)	4,062,359	17.65	17.65
May 11-31, 2019	Common shares	Settlement of Debt for Services Received			198,720	[***]	[***]
May 11-31, 2019	Common shares	Exercise of Outstanding Warrants			25,000	[***]	[***]
May 11-31, 2019	Common shares	Private Placement Offering			800	[***]	[***]
May 11-31, 2019	Common shares	Grants to Officers, Directors and/or Employees			5,700	[***]	[***]
May 11-31, 2019	Warrants	Grants to Officers, Directors and/or Employees	6.25		20,000	[***]	[***]
May 11-31, 2019	Warrants	Grants to Officers, Directors and/or Employees	20.27		5,000	[***]	[***]
May 11-31, 2019	Warrants	Grants to Officers, Directors and/or Employees	25.00		25,000	[***]	[***]
June 2019	Common shares	Exercise of Outstanding Warrants			25,000	[***]	[***]
June 2019	Common shares	Grants to Officers, Directors and/or Employees			10,500	[***]	[***]
June 2019	Warrants	Grants to Officers, Directors and/or Employees	25.50		6,000	[***]	[***]
June 2019	Warrants	Grants to Officers, Directors and/or Employees	35.00		6,000	[***]	[***]
June 2019	Warrants	Grants to Officers, Directors and/or Employees	40.00		12,000	[***]	[***]
June 2019	Warrants	Grants to Officers, Directors and/or Employees	45.00		12,000	[***]	[***]
June 2019	Warrants	Grants to Officers, Directors and/or Employees	50.00		16,000	[***]	[***]
June 2019	Warrants	Grants to Officers, Directors and/or Employees	55.00		20,000	[***]	[***]
June 2019	Warrants	Grants to Officers, Directors and/or Employees	60.00		20,000	[***]	[***]
June 2019	Warrants	Consideration for Advancement of Debt	[***]	(4)	610,641	[***]	[***]
June 2019	Warrants	Consideration for Advancement of Debt	[***]	(4)	954,127	[***]	[***]
July 2019	Convertible notes	Settlement of Debt for Services Received	[***]	(3)	600,000	(5)	(5)
July 2019	Common shares	Transaction Consideration			1,500,000	(5)	(5)
July 2019	Common shares	Exercise of Outstanding Warrants			33,000	(5)	(5)
July 2019	Warrants	Grants to Officers, Directors and/or Employees	10.00		450,000	(5)	(5)
July 2019	Warrants	Grants to Officers, Directors and/or Employees	12.00		50,000	(5)	(5)
July 2019	Warrants	Grants to Officers, Directors and/or Employees	10.00		300,000	(5)	(5)
July 2019	Warrants	Grants to Officers, Directors and/or Employees	15.52		30,000	(5)	(5)
July 2019	Common shares	Consideration for Advancement of Debt			31,852	(5)	(5)

					29,918,448

Notes

(1)	Fair value represents the equity portion of the convertible notes per each $1,000 of the convertible notes’ principal amount.
(2)	Conversion price of US$5.00 per share translated into Canadian dollars using the daily exchange rate of $1.3038 per US$1.00 as of July 12, 2019, as reported by the Bank of Canada.
(3)	Conversion price calculated in accordance with the terms of the indenture as 80% of the midpoint of the estimated IPO price range.
(4)	Strike price and number of common shares underlying the security granted were calculated using the midpoint of the estimated IPO price range.
(5)	The Company has not finalized its fair value determination for July 2019; however, it expects the fair value per common share to be consistent with the IPO price.

SNDL-014